April 11, 2025

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re: Dupree Mutual Funds – File No. 333-285952

Dear Ms. Vroman-Lee:

On March 20, 2025, Dupree Mutual Funds (the “Trust” or the “Registrant”) filed an information statement/prospectus under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”) in connection with the planned reorganization of the Kentucky Tax-Free Short-to-Medium Series with and into the Kentucky Tax-Free Income Series, the Tennessee Tax-Free Short-to-Medium Series with and into the Tennessee Tax-Free Income Series, and the North Carolina Tax-Free Short-to-Medium Series with and into the North Carolina Tax-Free Income Series, each a series of the Trust.

On March 26, 2025, Brian Szilagyi provided accounting-related comments on the N-14 to Daniel Moler of Thompson Hine LLP. On April 8, 2025, you provided comments pertaining to the N-14 to Daniel Moler of Thompson Hine LLP. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on their behalf.

Accounting

Comment 1. In the fees and expenses tables, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response. The Registrant confirms that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Comment 2. With respect to Maximum Sales Charge (Load) in the fees and expenses tables, should the word “NONE” be included for the Acquiring Fund and Pro Forma Combined Fund?

Response. The Registrant confirms that “NONE” should have been included in the column for the Acquiring Fund and Pro Forma Combined Fund and has been added for each Fund.

Comment 3. In the section entitled “Financial Highlights,” the second sentence states “[t]he unaudited financial highlights of the Target Funds and the Acquiring Funds for the period ended December 31, 2024, are included with this combined Prospectus/Information Statement as Exhibit B.”

After “December 31, 2024,” please add “and audited financial highlights for the fiscal years ended June 30, 2024, 2023, 2022, 2021, and 2020.”

Response. The requested disclosure has been added.

Comment 4. In correspondence, please make a representation that there have been no material changes since the most recent balance sheet that should be reflected in the capitalization tables.

Response. The Registrant confirms that there have been no material changes since the most recent balance sheet that should be reflected in the capitalization tables.

Disclosure Review

Comment 1. Under “How do the principal investment strategies and principal investment risks of the Funds differ?” there is disclosure that the primary risks associated with an investment in an Acquiring Fund are nearly identical to those associated with an investment in the corresponding Target Fund. Please supplementally explain to us how the risks are identical for a portfolio with an average weighted nominal maturity of 5 years versus greater than 10 years or otherwise revise this disclosure for accuracy.

Response. The Registrant has changed “nearly identical” to “substantially similar” when comparing the risks of the Acquiring Funds with the Acquired Funds.

Comment 2. There is disclosure under “How else do the Funds differ?” stating “[b]ecause they are diversified funds, the Acquiring Tennessee Fund and Acquiring Kentucky Fund are less susceptible to this risk.” Please include disclosure that the Acquiring diversified funds may have other risks due to their diversified status or may miss out on potential gains that a non-diversified fund could have.

Response. The Registrant has revised the disclosure as follows:

Because they are diversified funds, the Acquiring Tennessee Fund and Acquiring Kentucky Fund are less susceptible to this risk. However, because the Acquiring Tennessee Fund and Acquiring Kentucky Fund cannot invest as high a percentage of their respective assets in the securities of a single issuer as can the Target Tennessee Fund and Target Kentucky Fund, they may not benefit to the same extent as the Target Tennessee Fund and Target Kentucky Fund from economic, technological, credit or regulatory occurrences that positively impact that issuer.

Comment 3. Please include balanced disclosure with potential drawbacks for a non-diversified fund.

Response. The Registrant believes the disclosure added in response Comment 2 fully captures the potential drawbacks for a non-diversified fund.

Comment 4. In (iv) under “Why is the Reorganization occurring?” please consider removing “eliminating the risk” as there are other risks for non-diversified funds.

Response. The Registrant has revised the disclosure as follows:

(iv)

Shareholders of the Target Tennessee Fund and Target Kentucky Fund will be invested in diversified Acquiring Funds with the same investment objectives and substantially similar investment strategies that are more ~~while eliminating the risk inherent to investments in non-~~diversified ~~funds~~ in terms of the number of portfolio holdings.

Comment 5. Under “How will the Reorganization affect me as a shareholder?” or anywhere else in the Questions and Answers section, please include disclosure of the cons of the proposed merger.

Response. The Registrant believes the disclosure added in response to Comment 2—the risk of being a diversified fund as opposed to a non-diversified fund—reflects the only potential con of the merger.

Comment 6. Under “Who will pay for the Reorganization?” please disclose any repositioning costs, if applicable.

Response. The Registrant confirms that there will be no repositioning costs in connection with the Reorganization.

Comment 7. On the second page, please include hyperlinks to any information incorporated by reference.

Response. The Registrant has included the hyperlinks for any information incorporated by reference.

Comment 8. In the Background and Reasons for the Proposed Reorganization, the numbers skip from (3) to (5). Please revise to include (4) and fix subsequent numbering.

Response. The Registrant has fixed the numbering as requested.

Comment 9. Under the Investment Objectives and Principal Investment Strategies, please include a definition or plain-English disclosure of “ad valorem taxes.”

Response. The Registrant has revised the disclosure to read as follows:

As an additional matter of fundamental policy, except as indicated below, the only securities the Adviser will purchase for the Funds are those producing income exempt from both federal and state income taxes in the states where the securities were originally issued, though ad valorem taxes (a tax based on the assessed value of the security) may be due in some states.

Comment 10. Under Principal Investment Risks, similar to Comment 1, please revise “nearly identical” to show that the risks are not quite identical.

Response. Please refer to the Response to Comment 1—the Registrant has made this change throughout the filing.

Comment 11. In the subsection entitled “Discussion of Performance” on page 34, please use the defined terms for the funds in the table.

Response. The Registrant has made the requested revisions.

Comment 12. In the subsection entitled “Discussion of Performance” on page 36, please remove the term atypical, as nothing is typical in performance.

Response. The Registrant has removed the word “atypical.”

Comment 13. In the same paragraph referenced in Comment 12, please ensure consistency with defined terms.

Response. The Registrant confirms that defined terms are used consistently in the referenced disclosure.

Comment 14. In the same paragraph referenced in Comment 12, please revise the term “interest rate normalization.”

Response. The Registrant revised the disclosure to read as follows:

With ~~interest rate normalization underway and~~ the end of the FOMC’s aggressive rate tightening cycle, the Adviser anticipates the near-term and long-term performance of each of the Acquiring Funds and Target Funds to return to their historic norms.

Comment 15. Please remove the last paragraph under the subsection entitled “Discussion of Performance,” as it is purely hypothetical.

Response. The Registrant has revised the paragraph as follows:

Notably, the Adviser indicated it would no longer voluntarily cap each Target Fund’s expenses at 0.70% after June 30, 2025, which could impact performance after this date. ~~If the voluntary cap was not in place for the one-year period ended December 31, 2024, the performance of the Target Kentucky Fund, Target North Carolina Fund, and Target Tennessee Fund would have been 1.21%, 0.87%, and 0.45%, respectively.~~

Comment 16. In the subsection entitled “Management of the Funds,” there is disclosure discussing voluntary waivers. This information is not discussed earlier in the filing. Please include disclosure earlier in the filing or explain why it is not appropriate to include earlier in the filing such as the fee table.

Response. The Registrant notes that the waivers are discussed in footnotes to the fee table for each Fund starting on page 13 and believes disclosure regarding such waivers is consistent with the requirements of Form N-14.

Comment 17. The last paragraph under the subsection entitled “description of the Reorganization” on page 40 states “[t]he Plan of Reorganization contains customary representations, warranties, and conditions.” Please revise this to include more accurate and specific disclosure, as an investor may not know what is customary. Alternatively, remove the term “customary.”

Response. The Registrant has removed the term “customary” from the disclosure.

Comment 18. Under “Reasons for the Reorganization” on page 40, the fourth bullet discusses historical performance. If historical performance is a factor the board used, then include that both funds did not outperform their benchmark.

Response. The Board considered only the performance of each Target Fund relative to the performance of its corresponding Acquiring Fund. The Board did not consider performance relative to the Funds’ benchmark as a factor in approving the Reorganization. Accordingly, the Registrant respectfully declines to include the requested disclosure.

Comment 19. Please include what a pro forma share adjustment is in the paragraph before the capitalization tables or as a footnote to the capitalization tables.

Response. The Registrant has revised the paragraph before the capitalization tables to read as follows:

The following table sets forth, as of December 31, 2024: (a) the unaudited capitalization of each Fund and (b) the unaudited pro forma combined capitalization of the Acquiring Fund assuming the Reorganization has taken place. Pro forma numbers are estimated in good faith and are hypothetical. The pro forma share adjustment reflects an exchange ratio for the shares of each Acquiring Fund for each share of the corresponding Target Fund. The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Acquiring Fund will be received by its corresponding Target Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Combined Fund that actually will be received by Target Fund shareholders.

Comment 20. With respect to Exhibit (12) under Item 16 in Part C, please add an undertaking in registration statement to file by Post-Effective Amendment an opinion of counsel or copy of an IRS ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling. Alternatively, a non-form of opinion may be filed in a POS EX filing.

Response. The Registrant confirms it will file the final opinion in a POS EX filing.

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If you have any questions, please contact me at (614) 469-3297.

Sincerely,

/s/ Michael V. Wible

Michael V. Wible